UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                November 22, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES ACQUISITION OF SBL VACCIN AB AND OFFERING OF NEW ORDINARY
SHARES

LEIDEN, THE NETHERLANDS, NOVEMBER 21, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) announced today that it has signed an agreement for the acquisition of Stockholm-based SBL Vaccin AB (SBL) from 3i and SEB for a total consideration of (euro)39.4 million in cash. It is expected that the acquistion will be completed on Thursday, November 23, 2006.

In addition, Crucell today announced that it intends to raise (euro)80 million through the issue of new ordinary shares. The proceeds will be used to fund the acquisition of SBL, refinance the acquisition of Berna Products Corporation completed on October 2, 2006 and repay outstanding debt of Berna Biotech AG.

Acquisition highlights:

o SBL's main product Dukoral(R) is a market leading oral vaccine against cholera, which will further expand and strengthen Crucell's travel vaccines franchise

o The acquisition further strengthens Crucell's sales organization in Scandinavia

o SBL generated approximately (euro)25.2 million in revenues in 2005, EBIT amounted to (euro)2.6 million and cash flow was (euro)0.6 million

o Through Q3 of 2006 SBL generated (euro)17.6 million in revenues, (euro)0.5 million in EBIT and (euro)2.7 million in cash flow

SBL is a fully integrated independent Swedish biotechnology company employing 120 people. SBL's main product is Dukoral(R), an oral vaccine which offers protection against cholera and is registered in more than 50 countries excluding the US. Dukoral(R) is also registered in the same countries (excluding the EU and Australia) to protect against ETEC (travelers' diarrhea). Sales have increased by more than 60% since 2004. In 2005 sales exceeded (euro)14 million (SEK 125 million).

In addition, SBL is the leading sales and distribution organization for vaccines in Scandinavia. The company markets a broad range of vaccines sourced from global vaccine companies including Crucell. Revenues related to the distribution of third party products amounted to approximately (euro)11 million (SEK 100 million) in 2005.

Revenues for the nine-month period ended September 30, 2006 amount to (euro)17.6 million. EBIT for the nine months ended September 30, 2006 amount to (euro)0.5 million, compared to (euro)2.6 million for the full year 2005. The 2006 EBIT reflects seasonality and mix in revenue patterns. Cash flow for the nine-month period ended September 30, 2006 amount to (euro)2.7 million and include certain one-time payments. Cash flow for full year 2005 was (euro)0.6 million.

Crucell acquired Berna Products Corporation, now part of Crucell Vaccine Inc., in the US on October 2, 2006. The acquisition of SBL further expands Crucell's global sales reach and strengthens its sales organization through SBL's strong presence in the Scandinavian markets. Furthermore, SBL's main product, Dukoral(R), strengthens Crucell's portfolio of travel vaccines, which includes Epaxal(R) and Vivotif(R).

"The acquisitions of SBL and Berna Products Corporation both fit perfectly in our strategy to further expand our travel vaccines portfolio," said Crucell's CEO Ronald H.P. Brus. "We now have access to 'best in class' marketing & sales capabilities, which we will use to accelerate future sales growth and support new product launches."

EQUITY OFFERING
In conjunction with the acquisition of SBL, Crucell intends to raise (euro)80 million through the issue of new ordinary shares. The proceeds of the offering will be used for:

o    Funding the acquisition of SBL ((euro)39.4 million)

o Refinancing the acquisition Berna Products Corporation ((euro)14 million) including related costs

o Repayment of outstanding mortgage loans held in Berna Biotech AG ((euro)19 million)

o Additional proceeds (net of transaction costs) will be used for general corporate purposes

Crucell published its third quarter results on November 14, 2006 and held an Analyst Meeting on November 16, 2006. Crucell narrowed the range for its revenue guidance for the year, which it now expects to be in the (euro)140 million to
(euro)150 million range. Fourth quarter revenues are expected to be strong due to strong influenza vaccine sales, which are concentrated in the fourth quarter due to the late start of the influenza season this year. Moreover, sales of its new Quinvaxem(TM) pediatric vaccine have first started in October 2006. The total decrease in cash over 2006, excluding the cash acquired in the Berna Biotech acquisition on February 22, 2006, was expected to be in the range of
(euro)33 million to (euro)38 million. The Company aims to achieve cash break even in 2007.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Korea and the US. The Company employs about 900 people. For more information, please visit www.crucell.com.

RESTRICTIONS
The Securities have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act. No portion of the Securities will be registered, and there will be no public offering of Securities, in the United States.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.
Leonard Kruimer             Paul Vermeij
Chief Financial Officer     Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8722     Tel. +31 (0)71 524 8718
l.kruimer@crucell.com       p.vermeij@crucell.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

   NOVEMBER 22, 2006                              /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer